Exhibit 1.3

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 monishbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

China.com Chosen Exclusive Online Partner of the 6th Asian Winter Games

BEIJING, Dec. 11, 2006 —China.com, a leading Internet services provider in China and a Hong Kong listed subsidiary of CDC Corporation (NASDAQ: China), announced today that it has been selected as the exclusive online partner of the 6th Asian Winter Games which are to be held in Changchun, China, January 2007.

With its robust and proven technology and extensive experience in covering sporting events, China.com was chosen among many competitors as the exclusive online partner by the Organization Committee of the 6th Asian Winter Games. According to the agreement between the two parties, China.com has the rights for online reporting, web video broadcasting and advertising at the Winter Games’ sites. China.com will also help build the official and commercial websites for the 6th Asian Winter Games.

On Oct. 29 of this year, China.com launched an electric torch relay game on the official website of the 6th Asian Winter Games which has been popularly received by Internet users both in China and abroad.

“The involvement of China.com in the Asian Winter Games will definitely enlarge the audience and add an interactive feature to the event,” said Xiaowei Chen, Ph.D., executive director and CFO of China.com Inc. “This is the first time in the history of the Asian Winter Games where people can read reports, view the games and join in online discussions, all at the same time.”

“We are very pleased to establish this partnership with China.com,” said An Li, deputy mayor of Changchun, the host city of the 6th Asian Winter Games. “In addition to our traditional media outlets such as newspapers, magazines and television, we are very interested in this opportunity to expand our reach through this new media outlet of online sports. Although this is the first time we will join hands with China.com, we have full confidence in their technological know-how, as well as their demonstrated experience from their prior services provided for the 10th National Games,” An Li said.

China.com has a long history in online coverage and involvement in sporting events in China including building and maintaining the websites for The 10th National Games of PRC and Shanghai Shenhua Football Club.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading MVAS and Internet services company operating principally in China was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation. CDC Games is one of the market leaders of online games in China with over 37 million registered users.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. For more information, please visit www.cdcsoftware.com.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc and is focused on providing MVAS products to subscribers in China.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the popularity of China.com’s online service offerings in China; the ability to realize strategic objectives by taking advantage of market opportunities; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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